Exhibit 99.1

BlueCity Announces Fourth Quarter and Full Year 2020 Unaudited Financial Results

— Fourth Quarter Revenues of RMB278.8 million, up 24.2% year-over-year

—Fourth Quarter Total Paying Users of 518 thousand, up 37.9% year-over-year

—Full Year Revenues of RMB1.03 billion, up 35.9% year-over-year

BEIJING, China, March 23, 2020 (GLOBAL NEWSWIRE) — BlueCity Holdings Limited (“BlueCity” or the “Company”) (Nasdaq: BLCT), a leading online LGBTQ platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•                      Total revenues reached RMB278.8 million (US$42.7 million), an increase of 24.2% from the same period in 2019.

•                      Net loss was RMB73.1 million (US$11.2 million), compared with net loss of RMB7.2 million in the fourth quarter of 2019.

•                      Adjusted Net Loss1 (Non-GAAP) was RMB36.0 million (US$5.5 million), compared with adjusted net loss (non-GAAP) of RMB15.0 million in the fourth quarter of 2019.

•                      Monthly active users (“MAUs”) of BlueCity’s portfolio apps2 reached 7.6 million, an increase of 20.3% from the same period in 2019.

•                      Total paying users3 on the Blued mobile app reached 518 thousand, an increase of 37.9% compared with 376 thousand in the fourth quarter of 2019.

Full Year 2020 Highlights

•                      Total revenues reached RMB1.03 billion (US$158.1 million), an increase of 35.9% from RMB758.9 million in 2019.

•                      Net loss was RMB221.9 million (US$34.0 million), compared with net loss of RMB52.9 million in 2019.

1  Adjusted Net Loss, a non-GAAP financial measure, represents net loss excluding share-based compensation expenses and changes in fair value of financial instruments. For further information, please see “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2   BlueCity’s portfolio apps include Blued, LESDO and Finka. We count MAUs of LESDO and Finka into our MAUs, starting from September 2020 and December 2020, respectively, without eliminating duplicates.

3  “Total paying users” is to the total number of users who paid for virtual currency (which can be used to purchase and send virtual gifts in live streaming) and membership services. A user who makes payments for different services offered on the Company’s platform using the same registered account is counted as one paying user.

•                      Adjusted Net Loss (Non-GAAP) was RMB39.8 million (US$6.1 million), compared with adjusted net loss (non-GAAP) of RMB52.9 million in 2019.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, commented: “2020 was a breakthrough year for BlueCity as we continued to strengthen our leadership in LGBTQ community in China and overcame the challenges associated with global operation and expansion. BlueCity’s MAUs of its portfolio apps reached 7.6 million and total revenues were RMB1.03 billion. These solid results reflected the value of our products and our growing monetization capabilities.  Through our continued focus on improving our product offerings and user experience, we have fostered a greater sense of belonging in the LGBTQ community, which, in turn, solidifies our leadership position in the industry.”

Mr. Baoli Ma continued: “Meanwhile, we are pleased with the smooth integration of LESDO and Finka.  Looking into 2021, we will continue to expand our user base by leveraging on our product portfolios and investing in overseas markets. Furthermore, HIV prevention and treatment in the LGBTQ community presents significant growth opportunity for our well-recognized health-related service “He Health”. As we continue to build a comprehensive diagnosis and treatment platform specifically for men, we expect “He Health” to be an engine for our next phase of growth.”

Mr. Zhiyong (Ben) Li, BlueCity’s Chief Financial Officer commented: “We achieved healthy growth in this fourth quarter, in which total paying users on Blued increased by 37.9% to 518 thousand, and total revenues grew by 24.2% year-over-year to RMB278.8 million. We will continue to innovate our product and service to drive deeper engagement. We are confident in our long-term growth prospects.”

Fourth Quarter 2020 Financial Results

Total Revenues

Total revenues were RMB278.8 million (US$42.7 million), representing an increase of 24.2% year-over-year.

Live streaming services. Revenues from live streaming services reached RMB223.9 million (US$34.3 million), representing an increase of 18.7% from the same period of 2019.  The increase was primarily driven by the implementation of a series of new live streaming programs designed to increase engagement, the number of paying users, and average spending per user.

Membership services. Revenues from membership services reached RMB22.2 million (US$3.4 million), representing an increase of 46.5% from the same period of 2019. The increase was primarily attributable to the improved user experience that drove an increase in the number of paying users for the Company’s membership services.

Advertising services. Revenues from advertising services reached RMB19.0 million (US$2.9 million), representing an increase of 35.4% from the same period of 2019.

Others. Revenues from other services and merchandise sales reached RMB13.7 million (US$2.1 million), representing an increase of 108.7% from the same period of 2019. The increase was mainly attributable to the growth of sales of “He Health” merchandise.

Total cost and expenses

•                  Cost of revenues. The cost of revenues was RMB209.3 million (US$32.1 million), representing an increase of 29.0% year-over-year. The increase was primarily due to the growth of revenue-sharing costs along with the continued growth of live streaming services.

•                  Selling and marketing expenses. Selling and marketing expenses were RMB49.7 million (US$7.6 million), representing an increase of 56.7% year-over-year. The increase was mainly due to increased advertising and promotion expenses and staff cost.

•                  Technology and development expenses. Technology and development expenses were RMB37.3 million (US$5.7 million), representing an increase of 9.0% year-over-year. The increase was mainly due to the increased staff cost in technology and development personnel.

•                      General and administration expenses. General and administrative expenses were RMB56.5 million (US$8.7 million), representing an increase of 345.5% year-over-year. The increase was mainly due to share-based compensation expenses, as well as the increased professional fees and staff cost.

Operating loss

Operating loss was RMB74.1 million (US$11.4 million), compared with operating loss of RMB16.5 million in the fourth quarter of 2019.

Income tax (benefits)/expenses

Income tax benefits were RMB1.9 million (US$0.3 million), compared with income tax expenses amounted to RMB0.9 million in the fourth quarter of 2019.

Net loss

Net loss was RMB73.1 million (US$11.2 million), compared with net loss of RMB7.2 million in the fourth quarter of 2019.

Adjusted net loss (Non-GAAP) 4

Adjusted net loss was RMB36.0 million (US$5.5 million) compared with adjusted net loss of RMB15.0 million in the fourth quarter of 2019.

Cash and cash equivalents and term deposits

As of December 31, 2020, the Company had cash and cash equivalents and term deposits of RMB611.8 million (US$93.8 million), compared to RMB380.3 million as of December 31, 2019. The increase was mainly due to the net proceeds received from the initial public offering (“IPO”) of BlueCity stock.

4  Adjusted net loss is a non-GAAP financial measure. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Full Year 2020 Financial Results

Total Revenues

Total revenues were RMB1.03 billion (US$158.1 million), representing an increase of 35.9% from RMB758.9 million in 2019.

Live streaming services. Revenues from live streaming services reached RMB868.9 million (US$133.2 million), representing an increase of 29.4% from RMB671.4 million in 2019. The increase was primarily attribute to enhanced monetization capabilities, evidenced by the increase in the number of paying users and average spending per user for the Company’s live streaming services in China and globally.

Membership services. Revenues from membership services reached RMB71.2 million (US$10.9 million), representing an increase of 93.9% from RMB36.7 million in 2019. The increase was primarily attributable to the improved user experience that drove an increase in the number of paying users for the Company’s membership services.

Advertising services. Revenues from advertising services reached RMB45.5 million (US$7.0 million), representing an increase of 28.5% from RMB35.4 million in 2019.

Others. Revenues from other services and merchandise sales reached RMB45.7 million (US$7.0 million), representing an increase of 197.6% from the same period of 2019. The increase was mainly attributable to the growth of sales of “He Health” merchandise.

Total cost and expenses

•                  Cost of revenues. The cost of revenues was RMB720.4 million (US$110.4 million), representing an increase of 31.9% from RMB 546.2 million in 2019. The increase was primarily due to the growth of revenue-sharing costs along with the continued growth of live streaming services.

•                  Selling and marketing expenses. Selling and marketing expenses were RMB187.3 million (US$28.7 million), representing an increase of 56.8% from RMB119.4 million in 2019. The increase was mainly due to the increased advertising and promotion expenses and staff cost.

•                  Technology and development expenses. Technology and development expenses were RMB149.3 million (US$22.9 million), representing an increase of 15.1% from RMB129.7 million in 2019. The increase was mainly due to the increased staff cost in technology and development personnel, partially offset by lower content, server and bandwidth cost benefited from improved procurement efficiency.

•                  General and administration expenses. General and administrative expenses were RMB209.1 million (US$32.0 million), representing an increase of 755.5% from RMB 24.4 million. The increase was mainly due to share-based compensation expenses associated with the IPO, as well as the increased professional service fees and staff cost.

Operating loss

Operating loss was RMB234.7 million (US$36.0 million), compared with operating loss of RMB60.9 million in 2019.

Income tax (benefits)/expenses

Income tax benefits were RMB1.4 million (US$0.2 million), compared with income tax expenses amounted to RMB0.9 million in 2019.

Net loss

Net loss was RMB221.9 million (US$34.0 million), compared with net loss of RMB52.9 million in 2019.

Adjusted net loss (Non-GAAP)

Adjusted net loss was RMB39.8 million (US$6.1 million) compared with adjusted net loss of RMB52.9 million in 2019.

Termination of the Family Planning Business

In March, 2021, as a part of business re-organization, the Board of Directors of the Company (the “Board”) approved the termination of the family planning business, which contributed less than 1% of its total net revenues in 2020. The Company will keep growing its services and offerings to serve the wellbeing of LGBTQ community.

Business Outlook

For the full year 2021, the Company expects total revenues to be between RMB1.41 billion to RMB1.46 billion, representing a year-over-year growth of 37% to 42%. The year-over-year growth rate of the first quarter of 2021 is expected to be lower given the high base of the same period last year under the COVID lockdowns. The forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

BlueCity’s management team will host an earnings conference call at 8:00 AM on Tuesday, March 23, 2021, U.S. Eastern Time (8:00 PM on March 23, 2021, Beijing/Hong Kong Time).

Please register in advance of the conference using the link provided below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5593197

A replay of the conference call may be accessed by phone at the following numbers until March 31, 2021. To access the replay, please reference the conference ID 5593197.

Phone Number
International	+61 2 8199-0299
United States	+1 (855) 452-5696
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at https://ir.blue-city.com/.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ platform providing a full suite of services to foster connections and enhance the wellbeing of the LGBTQ community through its portfolio of brands. BlueCity’s mobile app Blued enables users to conveniently and safely connect with each other, express themselves and access professional health-related services. Available in 13 languages, it has more than 63 million registered users worldwide and is the largest online LGBTQ community in China, India, Korea, Thailand and Vietnam. BlueCity’s portfolio of brands also includes Finka, a leading gay social networking app for a younger generation in China, and LESDO, a leading lesbian social networking app in China.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying financial and business trends relating to its results of operations that could otherwise be distorted by the effect of certain expenses that the Company includes in loss from operations and net loss. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Each of the non-GAAP financial measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the non-GAAP financial measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue”  and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Ms. Lingling Kong

Investor Relations Director

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	297,273,822	439,492,788	67,355,217
Term deposits	83,016,780	172,257,360	26,399,595
Accounts receivable, net	1,217,559	5,588,023	856,402
Inventories	—	6,853,202	1,050,299
Prepayments and other current assets	52,485,930	58,629,416	8,985,351
Total current assets	433,994,091	682,820,789	104,646,864

Non-current assets:
Property and equipment, net	7,942,086	11,445,548	1,754,107
Intangible assets, net	—	52,084,512	7,982,301
Investment securities	23,579,048	50,000	7,663
Goodwill	—	196,002,568	30,038,708
Other non-current assets	1,360,429	2,426,128	371,820
Total non-current assets	32,881,563	262,008,756	40,154,599
TOTAL ASSETS	466,875,654	944,829,545	144,801,463

LIABILITIES
Current liabilities:
Accounts payable	18,633,876	20,372,680	3,122,250
Deferred revenue	32,555,402	35,226,237	5,398,657
Income tax payable	940,080	2,122,765	325,328
Accrued expenses and other current liabilities	71,768,573	118,958,796	18,231,232
Total current liabilities	123,897,931	176,680,478	27,077,467

Deferred income tax liabilities	—	10,954,883	1,678,909
Total liabilities	123,897,931	187,635,361	28,756,376

MEZZANINE EQUITY
Series A Convertible Preferred Shares	29,751,569	—	—
Series A-1 Redeemable Convertible Preferred Shares	17,959,327	—	—
Series B Redeemable Convertible Preferred Shares	483,612,008	—	—
Series C Redeemable Convertible Preferred Shares	327,278,389	—	—
Series C-1 Redeemable Convertible Preferred Shares	258,898,069	—	—
Series D Redeemable Convertible Preferred Shares	612,978,394	—	—
Total mezzanine equity	1,730,477,756	—	—

SHAREHOLDERS’ DEFICIT:
Ordinary shares	3,446	12,018	1,842
Additional paid-in capital	—	2,188,870,625	335,459,100
Accumulated other comprehensive loss	(41,101,943)	(107,514,737)	(16,477,354)
Accumulated deficit	(1,346,401,536)	(1,324,173,722)	(202,938,501)
Total shareholders’ deficit	(1,387,500,033)	757,194,184	116,045,087

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	466,875,654	944,829,545	144,801,463

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Three Months Ended December 31,			For the Years Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	224,440,993	278,794,809	42,727,174	758,887,906	1,031,323,444	158,057,233
Cost and expenses:
Cost of revenues	(162,315,433)	(209,323,409)	(32,080,216)	(546,211,172)	(720,370,586)	(110,401,622)
Selling and marketing expenses	(31,694,521)	(49,678,830)	(7,613,614)	(119,436,794)	(187,281,558)	(28,702,154)
Technology and development expenses	(34,261,935)	(37,347,536)	(5,723,760)	(129,651,820)	(149,255,609)	(22,874,423)
General and administrative expenses	(12,691,690)	(56,536,147)	(8,664,544)	(24,439,169)	(209,086,316)	(32,043,880)
Total cost and expenses	(240,963,579)	(352,885,922)	(54,082,134)	(819,738,955)	(1,265,994,069)	(194,022,079)
Operating loss	(16,522,586)	(74,091,113)	(11,354,960)	(60,851,049)	(234,670,625)	(35,964,846)
Change in fair value of financial instruments	(1,174,920)	—	—	(9,024,437)	4,857,986	744,519
Gain on extinguishment of convertible debt	8,986,048	—	—	8,986,048	—	—
Interest income/(expenses)	2,423,329	(869,372)	(133,237)	8,890,484	6,517,961	998,921
Loss before income taxes	(6,288,129)	(74,960,485)	(11,488,197)	(51,998,954)	(223,294,678)	(34,221,406)
Income tax (expenses)/benefits	(930,554)	1,883,688	288,688	(930,554)	1,441,814	220,968
Net loss	(7,218,683)	(73,076,797)	(11,199,509)	(52,929,508)	(221,852,864)	(34,000,438)
Change in redemption value of Redeemable Convertible Preferred Shares	(136,565,694)	—	—	(631,005,563)	244,080,678	37,407,000
Net income applicable to preferred shareholders	—	—	—	—	(146,866,663)	(22,508,301)
Net loss attributable to ordinary shareholders	(143,784,377)	(73,076,797)	(11,199,509)	(683,935,071)	(124,638,849)	(19,101,739)

Net loss	(7,218,683)	(73,076,797)	(11,199,509)	(52,929,508)	(221,852,864)	(34,000,438)
Other comprehensive loss
Net unrealized gain on an available-for-sale investment, net of nil income taxes	(433,971)	—	—	1,591,098	(3,406,863)	(522,125)
Foreign currency translation adjustment, net of nil income taxes	20,007,012	(27,700,960)	(4,245,358)	(20,118,769)	(63,005,931)	(9,656,081)
Comprehensive income/(loss)	12,354,358	(100,777,757)	(15,444,867)	(71,457,179)	(288,265,658)	(44,178,644)

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Years Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(7,218,683)	(73,076,797)	(11,199,509)	(52,929,508)	(221,852,864)	(34,000,438)
Add:
Share-based compensation expenses	—	37,111,336	5,687,560	—	186,903,430	28,644,204
— Cost of revenues	—	972,763	149,082	—	11,698,603	1,792,889
— Selling and marketing expenses	—	890,690	136,504	—	16,922,885	2,593,546
— Technology and development expenses	—	186,102	28,521	—	16,737,623	2,565,153
—General and administrative expenses	—	35,061,781	5,373,453	—	141,544,319	21,692,616
Changes in fair value of financial instruments	1,174,920	—	—	9,024,437	(4,857,986)	(744,519)
Gain on extinguishment of convertible debt	(8,986,048)	—	—	(8,986,048)	—	—
Adjusted net loss	(15,029,811)	(35,965,461)	(5,511,949)	(52,891,119)	(39,807,420)	(6,100,753)